Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

HIVE Blockchain Technologies Inc. ("HIVE" or the "Company")
855 – 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2 Date of Material Change

October 4, 2021

Item 3 News Release

The news release reporting the material change was issued by HIVE and disseminated through Newsfile on October 4, 2021 and subsequently filed on SEDAR at www.sedar.com.

Item 4 Summary of Material Change

On October 4, 2021, the Company announced announces its results for the first quarter ended June 30, 2021.

Item 5 Full Description of Material Change

Item 5.1 Full Description of Material Change

Please see the attached news release dated October 4, 2021.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras Chief Financial Officer
Telephone: 604-664-1078

Item 9 Date of Report

October 4, 2021

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

October 4, 2021

HIVE Achieves Record Quarterly Revenue of $37.2 Million and Earnings of $18.6 Million for Q1 F2022

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated January 27, 2021.

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HIVE) (FSE: HBF) (the "Company" or "HIVE") announces its results for the first quarter ended June 30, 2021 (all amounts in US dollars, unless otherwise indicated).

Gross revenue from digital currency mining was $37.2 million in the first quarter, a 466% increase from the same quarter last year, and 11% higher than the previous quarter. Record quarterly net income of $18.6 million, up significantly from $1.8 million a year earlier, and $4.3 million higher than the previous quarter. Gross mining margin expanded to $31.0 million, from $2.6 million last year, and is $3.3 million higher than that experienced in the prior quarter of $27.7 million. Net income per share grew to $0.05 from $0.00 during the prior year and is $0.01 higher than the previous quarter of March 31, 2021.

"The first quarter of fiscal 2022 has continued the momentum that we had in fiscal 2021. It's been an incredible year for HIVE. Despite the effects of COVID-19 and associated supply chain issues, we have achieved record results and continued to increase our Ethereum and Bitcoin mining capacity," said Frank Holmes, Interim Executive Chairman of HIVE.

What many investors have not realized the significance of mining Ethereum in addition to Bitcoin, which has continued to exhibit very strong performance throughout this calendar year, after our Q1 period end of June 30, 2021, and even after the London Hard Fork in August 2021.

Of note, for the month of September 2021, HIVE mined approximately 221 Bitcoin and 2,572 Ethereum. On a daily revenue basis during September 2021, this income from Ethereum would be equal to mining approximately 186 Bitcoin. Therefore, the total equivalent of Bitcoin mined on a daily revenue basis for HIVE's September 2021 production is approximately 407 Bitcoin, or an average of approximately 13.6 Bitcoin equivalent mined per day.

As such, Hive appears to be the most profitable Crypto mining company amongst our peers with a rapidly growing Bitcoin HODL strategy.

"During this most recent quarter we acquired HIVE Atlantic in April 2021, giving us a substantial Bitcoin mining operation in New Brunswick, Canada. We are well into the process of expanding capacity through new construction at this data centre campus and are installing next generation Bitcoin mining equipment which is arriving monthly.

"The acquisition of the New Brunswick data centre campus gives us a strategic advantage in this competitive industry. Owning our own state-of-the-art facilities means we don't have to worry about landlords raising the rent and gives us full control of our operations.

"HIVE now has the land, buildings, talent, and mining equipment we need to succeed. We are focused on improving efficiency and profitability by optimizing cryptocurrency mining output. We're lowering costs and maximizing our existing electrical and infrastructure capacity by installing new mining equipment as the orders roll in.

"During the first fiscal quarter we received ASIC machines every month, which allowed us to allocate these new generation miners between our 2 facilities in Canada. These purchases were partially funded by the $100 million At-The-Market Program. We sold a small amount of Ethereum to upgrade our equipment with Nvidia latest generation of high performing GPU chips but continue to HODL 25,000 ETH and 1,030 BTC. We continue to ramp up production of both BTC and ETH."

Q1 Quarterly Highlights- June 30, 2021

- Generated revenue from digital currency mining of $37.2 million, with a gross mining margin[1] of $31.0 million
- Mined 225 Bitcoin and over 9,700 Ethereum during the three-month period ended June 30, 2021
- Earned net income of $18.6 million for the period
- Working capital increased by $20.9 million during the three-month period ended June 30, 2021
- Digital currency assets of $82.2 million, as at June 30, 2021

Q1 F2022 Financial Review

For the three months ended June 30, 2021, revenue from digital currency mining was $37.2 million, an increase of approximately 466% from the prior year. This was primarily due to an increase in the production of Ethereum and Bitcoin stemming from mining expansion, and considerably higher coin prices.

Gross mining margin[1] during the year was $31.0 million, or 83% of revenue from digital currency mining, compared to $2.5 million, or 39% of revenue from digital currency mining, in the same period the prior year. The improvement was primarily due to the Company's assumption of control over its operations in Sweden during fiscal 2020, which has resulted in lower costs, combined with the cessation of Bitcoin cloud mining operations after they became unprofitable in the third quarter of fiscal 2020, and the switch to independent mining at our Bitcoin mining facility in Quebec. The Company's gross mining margin from digital currency mining is partially dependent on external factors including mining difficulty, the amount of digital currency rewards and fees received for mining, as well as the market price of digital currencies.

Net income during the quarter ended June 30, 2021 was $18.6 million, or $0.05 per share, compared to $1.8 million, or $0.00 per share, the same period last year. The improvement was driven primarily by the increase in gross mining margin[1], higher Ethereum and Bitcoin prices, gains on the sale of digital currencies, and foreign exchange.

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[1] Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" below.

	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Revenue from digital currency mining	$ 37,239,767	$ 33,420,171	$ 13,707,879	$ 12,989,592	$ 6,580,282
Operating and maintenance	(6,220,684)	(5,726,129)	(3,078,934)	(3,780,716)	(3,987,271)
Depreciation	(6,899,182)	(5,035,231)	(2,476,592)	(1,796,774)	(1,629,869)
	24,119,901	22,658,811	8,152,353	7,412,102	963,142
Gross mining margin	31,019,083	27,694,042	10,628,945	9,208,876	2,593,011
Gross mining margin % (1)	83%	83%	78%	71%	39%
Gross margin %	65%	68%	59%	57%	15%
Revaluation gain of digital currencies (2)	(3,426,017)	16,090,102	6,315,970	993,902	1,325,864
Gain on sale of digital currencies	4,106,057	3,841,993	1,679,213	1,729,821	747,466
Hosting revenue	1,742,906	410,704	393,518	191,800	-
Share based compensation	(2,322,426)	(534,193)	(209,726)	(514,438)	(395,989)
General expenses	(2,314,873)	(3,102,849)	(911,076)	(183,660)	(944,560)
Foreign exchange gain (loss)	528,868	(367,219)	1,746,573	(302,943)	217,525
Realized gain on investments	-	-	6,639	-	-
Unrealized (loss) gain on investments	(5,808,523)	645,383	148,967	-	-
Change in fair value of derivative liability	(885,612)	(857,702)	-	-	-
Gain (loss) on sale of subsidiary	3,171,275	(23,442,219)	-	-	-
Finance expense	(319,644)	(871,941)	(111,918)	(115,611)	(114,754)
Tax expense	-	(151,366)	-	-	-
Net income from continuing operations	18,591,912	$ 14,319,504	$ 17,210,513	$ 9,210,973	$ 1,798,694
EBITDA (1)	26,134,313	$ 20,378,042	$ 19,799,023	$ 11,123,358	$ 3,543,317
Adjusted EBITDA (1)	29,597,093	$ 29,122,054	$ 13,692,779	$ 10,643,894	$ 2,613,442

(1) Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" in the Company's MD&A.

(2) Revaluation is calculated as the change in value (gain or loss) on the coin inventory. When coins are sold, the net difference between the proceeds and the carrying value of the digital currency (including the revaluation), is recorded as a gain (loss) on the sale of digital currencies

Financial Statements and MD&A

The Company's Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) thereon for the three months ended June 30, 2021 will be accessible on SEDAR at www.sedar.com under HIVE's profile and on the Company's website at www.HIVEblockchain.com.

Webcast Details

Management will host a webcast on Monday, October 4, 2021 at 10:00 am Eastern Time to discuss the Company's financial results. Presenting on the webcast will be Frank Holmes, Executive Chairman, and Darcy Daubaras, Chief Financial Officer. Click **here** to register for the webcast.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space. HIVE traded over 2 billion shares in 2020.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.
"Frank Holmes"
Executive Chairman

For further information please contact:
Frank Holmes
Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes information about restructuring of the Company's operations and sustainable future profitability; potential further improvements to the profitability and efficiency across mining operations by optimizing cryptocurrency mining output, continuing to lower direct mining operations cost structure, and maximizing existing electrical and infrastructure capacity including with new mining equipment in existing facilities; continued adoption of Ethereum and Bitcoin globally; the potential for the Company's long term growth; the business goals and objectives of the Company, and other forward-looking information includes but is not limited to information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the efficiencies obtained through restructurings may not lead to operational advantages or profitability; further improvements to the profitability and efficiency may not be realized as currently anticipated, or at all; the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; and other related risks as more fully set out in the Filing Statement of the Company dated and other documents disclosed under the Company's filings at www.sedar.com.

This news release also contains "financial outlook" in the form of gross mining margins, which is intended to provide additional information only and may not be an appropriate or accurate prediction of future performance, and should not be used as such. The gross mining margins disclosed in this news release are based on the assumptions disclosed in this news release and the Company's Management Discussion and Analysis for the fiscal year ended March 31, 2021, which assumptions are based upon management's best estimates but are inherently speculative and there is no guarantee that such assumptions and estimates will prove to be correct.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to realize operational efficiencies going forward into profitability; profitable use of the Company's assets going forward; the Company's ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.